UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: April 14, 2021

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02

Marina Bay Financial Centre

018981, Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Press Release

On April 14, 2021, Maxeon Solar Technologies, Ltd. (“Maxeon”) issued a press release announcing the launch of a $125 million public offering of ordinary shares. A copy of the press release is filed as Exhibit 99.1 and is incorporated by reference herein.

Maxeon intends to use the net proceeds from this offering, together with other funds, for general corporate purposes, which is expected to include funding its Performance line expansion and may also include ramping up production and development of next-generation Maxeon 7, increasing manufacturing capacity for Maxeon 5 and 6, research and development and other projects. As a condition to obtaining consent from the lenders under its $125 million of undrawn debt facilities to amend capital expenditure plans for the Maxeon group, Maxeon agreed to renegotiate the terms of the bank facilities before it is permitted to draw down on those facilities. If Maxeon is unable to reach an agreement, it is able to cancel the undrawn commitments under each of the bank facilities and thereby terminate the bank facilities at any time without penalty to Maxeon.

Incorporation by Reference

This Form 6-K and the exhibits hereto shall be deemed to be incorporated by reference in Maxeon’s registration statement on Form F-3 (File No. 333-248564), as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release dated April 14, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

April 14, 2021	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer